Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Mohawk Carpet, LLC
Mohawk Industries Retirement Plan 1:
We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June 26, 2015, with respect to the statements of net assets available for plan benefits of the Mohawk Industries Retirement Plan 1 as of December 31, 2014 and 2013, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, Line 4i - schedule of assets (held at end of year), as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Mohawk Industries Retirement Plan 1.

/s/ KPMG LLP
Atlanta, Georgia
June 26, 2015